UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso
Bogota, Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 28, 2025 titled “GeoPark Announces Tender Results of Cash Tender Offer for Any and All of its Outstanding 5.500% Senior Notes Due 2027”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES TENDER RESULTS OF CASH TENDER OFFER FOR

ANY AND ALL OF ITS OUTSTANDING 5.500% SENIOR NOTES DUE 2027
(CUSIP NOS. 37255B AB5; G38327 AB1 / ISIN NOS. US37255BAB53; USG38327AB13)

Bogotá, Colombia, January 28, 2025 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), an exempted company incorporated under the laws of Bermuda, today announced the tender results in connection with its offer to purchase for cash any and all of its outstanding 5.500% Senior Notes due 2027 (the “Notes”) (the “Tender Offer”). The Tender Offer was made upon the terms and subject to the conditions (including the Financing Condition (as defined in the Offer to Purchase)) set forth in the offer to purchase dated January 21, 2025 (the “Offer to Purchase”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

As previously announced, the expiration time for the Tender Offer was 5:00 p.m., New York City time, on January 27, 2025 (such date and time, the Expiration Time”). As of the Expiration Time, U.S.$412,753,000 in aggregate principal amount of the Notes outstanding had been validly tendered and not withdrawn pursuant to the Tender Offer. Settlement of the Tender Offer is expected to occur on or about January 31, 2025 (the “Settlement Date”).

The table below summarizes certain payment terms for the Notes:

Description of Security	CUSIP No.	ISIN	Outstanding Principal Amount as of the Date Hereof	Consideration per U.S.$1,000 Outstanding Principal Amount(1)	Aggregate Principal Amount Validly Tendered(2)	Aggregate Principal Amount Outstanding After Giving Effect to Settlement of the Tender Offer(2)
5.500% Senior Notes due 2027	144A: 37255B AB5 Reg S: G38327 AB1	144A: US37255BAB53 Reg S: USG38327AB13	U.S.$500,000,000	U.S.$1,000	U.S.$412,753,000	U.S.$87,247,000

(1)	The Consideration for the Notes will be paid together with accrued and unpaid interest from the last interest payment date for the Notes up to, but not including, the Settlement Date.

(2)	The aggregate principal amount validly tendered includes U.S.$12,420,000 of Notes tendered through Guaranteed Delivery procedures, as described in the Tender Offer. This amount assumes the Notes tendered through Guaranteed Delivery procedures are validly delivered.

Upon the terms and subject to the conditions of the Tender Offer set forth in the Offer Documents, all Notes validly tendered and not validly withdrawn at or prior to the Expiration Time, if accepted by GeoPark for purchase, will be paid in full by GeoPark on the Settlement Date and all Holders who validly tendered and did not validly withdraw their Notes at any time at or prior to the Expiration Time will receive the Consideration plus accrued and unpaid interest from the last interest payment date for the Notes to, but not including, the Settlement Date, at that time.

Payment by GeoPark for Notes tendered and accepted for payment pursuant to a Notice of Guaranteed Delivery is expected to occur on the Settlement Date.

The obligation of GeoPark to purchase Notes in the Tender Offer is conditioned on the satisfaction or waiver of certain conditions, including, without limitation, the Financing Condition, described in the Offer Documents.

The information and tender agent for the Tender Offer is Sodali & Co. Requests for documentation and questions regarding the Tender Offer can be directed to Sodali & Co. at its telephone numbers +1 203 658 9457 and +44 20 4513 6933, or by email at GeoPark@investor.sodali.com.

Copies of each of the Offer Documents are available from the tender offer website (the “Tender Offer Website”): https://projects.sodali.com/geopark, subject to eligibility confirmation and registration.

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

The dealer managers for the Tender Offer are:

Banco BTG Pactual S.A. – Cayman Branch 601 Lexington Avenue, 57th Floor New York, NY 10022 United States Attn: Debt Capital Markets E-mail: OL-DCM@btgpactual.com	Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 United States Attention: Liability Management Group	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States Attn: Latin America Debt Capital Markets

Collect: +1 (212) 293-460	Collect: +1 (212) 250-2955 Toll-Free: +1 (866) 627-0391	Collect: +1 (212) 834-7279 Toll Free: +1 (866) 846-2874

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer to Purchase and the Notice of Guaranteed Delivery. None of GeoPark, the dealer managers or the information and tender agent have made any recommendation as to whether Holders should tender their Notes pursuant to the Tender Offer.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

*****

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the tender offer for the  notes due 2027, the Company’s notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: January 28, 2025